ARS

04006949

RECEIVED
JAN 30 2004
158

PORTSMOUTH SQUARE, INC.

2003

ANNUAL REPORT

For Fiscal Year
Ended June 30, 2003

PROCESSED
FEB 02 2004
THOMSON
FINANCIAL

Los Angeles:
820 Moraga Drive
Los Angeles, California 90049

Telephone: (310) 889-2500
Facsimile: (310) 889-2525

San Diego:
Post Office Box 270828
San Diego, California 92198-2828

Telephone: (858) 673-4722
Facsimile: (858) 673-5406

MESSAGE TO OUR SHAREHOLDERS

To Our Shareholders:

Fiscal 2003 continued to be a challenging year for the hotel industry in the San Francisco Bay Area, with Portsmouth Square experiencing a further decline in partnership revenues from Justice Investors. Fortunately, your Company was able to identify investment opportunities for its securities portfolio in a difficult economic environment giving rise to very positive year end results. Portsmouth was able to post income per share of $1.98 for the fiscal year ended June 30, 2003, compared to a loss per share of $2.54 in the prior year.

Many of the factors identified in fiscal 2002 continued to significantly impact the hotel operations of the San Francisco Financial District Holiday Inn in fiscal 2003. Unlike other areas in California, the Bay Area has been especially slow to recover from the devastating impact that the terrorist attacks of September 11, 2001, had on tourism and the hospitality industry. The continued weakness in the Bay Area due to the failure of numerous internet and technology companies, has also resulted in a decrease in business travel and a reduction by airlines in the number of flights into San Francisco. The hotel has also faced more competition from new properties and from higher end properties that provide greater amenities to its guests, especially for the business traveler. These properties have also reduced room rates as hotel operators struggle to obtain occupancy. As a result, hotel revenues for fiscal 2003 declined by approximately 13% and average daily room rates declined to approximately $90 from approximately $115 in fiscal 2002. Although average monthly occupancy rates increased modestly to approximately 67% from 62% in fiscal 2002, the increase was not sufficient to offset the decline in average daily room rates. Unfortunately, this downward trend has continued into fiscal 2004 and, based on industry reports, management is expecting a slow recovery in the San Francisco hotel marketplace.

Management believes that the hotel is now in a very tough market environment, with many competitors better positioned to attract the business traveler and tourists. As part of the efforts to meet this increased competition, a new health and beauty spa was built on the lobby level of the hotel and new meeting rooms were constructed on the fourth floor during the fiscal year ended June 30, 2003. The Company continues to work with Justice Investors to find ways to improve the physical condition and amenities of the hotel, influence the marketing efforts of the lessee, and to seek other ways for the property to maintain its competitive position.

In the later part of fiscal 2003, Justice Investors conducted a comprehensive physical inspection of the hotel as permitted by the terms of the lease. In July 2003, Justice delivered to the hotel lessee, Felcor Lodging Trust, Inc. ("Felcor") and Holiday Inn a notice citing certain deficiencies in the physical condition of the hotel property and in its furniture, fixtures and equipment and requested that those deficiencies be corrected in accordance with the lessee's obligations under the lease. The initial term of the hotel lease expires on December 31, 2004; however, the lessee has the right to renew the lease for an additional term of five years, which would extend the lease to December 31, 2009. Under the terms of the lease, the lessee is required to notify Justice Investors of its intention to exercise the five-year option by December 31, 2003. To give the parties the opportunity to amicably resolve the issues concerning the alleged deficiencies in the condition of the hotel and other lease obligations, Justice and Felcor agreed to extend the date by which the lessee must give Justice notice of its intent to renew from December 31, 2003 to a date thirty days from the date that either party receives notice that the extension of time has been terminated. At this time, it is not certain whether Felcor will elect to exercise its option to extend the lease.

MESSAGE TO OUR SHAREHOLDERS

Due to the continuing decline in partnership revenues, Justice Investors imposed significant cuts in partnership distributions in fiscal 2003. Cash distributions from the partnership decreased to $1,974,470 in fiscal 2003 from $3,262,896 in fiscal 2002. In August 2003, Justice Investors determined that a further reduction in partnership distributions was appropriate due to the continuing poor performance of the hotel operation, the costs advanced for the construction of the spa and meeting rooms, the relocation of the hotel's administrative offices and the costs for consultants, experts and legal services relating to the physical inspection of the hotel and the partnership's enforcement of the lessee's obligations under the lease. Effective September 2003, monthly partnership distributions were cut an additional 50%, reducing Portsmouth's monthly distribution from $158,962 to $79,480. The limited partners were also advised by Justice Investors that additional cuts could be made in the future if operations do not improve.

Portsmouth's securities portfolio served as the bright spot for the Company's financial performance for fiscal 2003. The Company generated income from investment transactions of $1,261,310. In these difficult economic times, we have been fortunate in being able to identify investment opportunities which have rewarded our shareholders with significant investment returns. During fiscal 2003, we diversified our portfolio by investing in companies and industries which we believed would be the beneficiaries when the economy turned around. Although we have seen the beginning of that economic recovery and some clarification of the geopolitical situation, we are still in very uncertain times and the markets continue to be subject to unanticipated events that are beyond our control. We will continue in our efforts to balance our investments to minimize those risks while attempting to maximize the return for our shareholders.

As a result of the performance of our securities portfolio, the Company was able to pay a special dividend in the amount of $.25 per common share in September 2003. While the Company was fortunate to be able to pay that special dividend based on its results of fiscal 2003, the continuing decline in partnership income and the uncertainties involving the hotel lease, makes it unlikely that any special dividends will be declared in fiscal 2004 and increases the possibility that the Company will be forced to make cuts in its regular semi-annual dividend of $.25 per common share.

Last year management reaffirmed its commitment to return Portsmouth to profitability and a bright future. We made significant strides towards those goals in the past year, but there is much work still to be done. The partnership's hotel operations and the uncertainties surrounding the hotel lease are a significant cloud on the Company's future. We will continue to work diligently to improve that situation and to position the Company for future growth and success.

Sincerely,

John V. Winfield

John V. Winfield
Chairman of the Board

FINANCIAL HIGHLIGHTS

	June 30, 2003	June 30, 2002
Net Income (Loss)	$ 1,453,348	$ (1,863,679)
Basic Earnings (Loss) Per Share	$ 1.98	$ (2.54)
Shareholders' Equity	$ 7,458,956	$ 6,372,699
Weighted Average Number of Shares Outstanding	734,183	734,183

REPORT OF INDEPENDENT ADITORS

To the Board of Directors and Shareholders of
Portsmouth Square, Inc.

In our opinion, the accompanying balance sheet and the related statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Portsmouth Square Inc. at June 30, 2003, and the results of its operations and its cash flows for the years ended June 30, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Los Angeles, California
September 26, 2003

Balance Sheet

As of June 30,		2003
ASSETS		
Cash and cash equivalents	$	123,502
Investment in marketable securities		14,792,901
Investment in Justice Investors		1,079,466
Other investments		200,000
Other assets		958,637
Total assets	$	17,154,506
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	545,767
Due to securitties broker		3,391,781
Obligations for securities sold		5,758,002
Total liabilities		9,695,550
Commitments and contingencies		
Shareholders' equity		
Common stock, no par value:		
Authorized shares - 750,000		
Issued and outstanding shares - 734,183		2,092,300
Additional paid-in-capital		915,676
Retained earnings		4,450,980
Total shareholders' equity		7,458,956
Total liabilities and shareholders' equity	$	17,154,506

See accompanying notes to financial statements.

STATEMENTS OF OPERATIONS

For the year ended June 30,	2003	2002
Equity in net income of Justice Investors	$ 1,567,714	$ 2,159,887
General and administrative expense	(498,743)	(543,052)
	1,068,971	1,616,835
Non-operating income (expenses):		
Net gains (losses) on marketable securities	1,691,219	(4,325,517)
Provision for loss on other investments	-	(250,000)
Dividend and interest income	104,627	63,352
Margin interest and trading expenses	(534,536)	(228,373)
Other income	40,143	48,114
	1,301,453	(4,692,424)
Income (Loss) before income taxes	2,370,424	(3,075,589)
Provision for income tax (expense) benefit	(917,076)	1,211,910
Net income (loss)	$ 1,453,348	$ (1,863,679)
Basic income (loss) per share	$ 1.98	$ (2.54)
Weighted average number of shares outstanding	734,183	734,183

See accompanying notes to financial statements.

STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Additonal Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance at June 30, 2001	734,183	$ 2,092,300	$ 915,676	$ 5,595,493	$ 8,603,469
Net loss				(1,863,679)	(1,863,679)
Dividends paid				(367,091)	(367,091)
Balance at June 30, 2002	734,183	$ 2,092,300	$ 915,676	$ 3,364,723	$ 6,372,699
Net income				1,453,348	1,453,348
Dividends paid				(367,091)	(367,091)
Balance at June 30, 2002	734,183	$ 2,092,300	$ 915,676	$ 4,450,980	$ 7,458,956

See accompanying notes to financial statements.

Statements of Cash Flows

For the years ended June 30,	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ 1,453,348	$ (1,863,679)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Equity in net income of Justice Investors	(1,567,714)	(2,159,887)
Net unrealized (gains) losses on marketable securities	(3,173,308)	1,515,189
Reserve for losses on other investments	-	250,000
Changes in assets and liabilities:		
Investment in marketable securities	(9,280,877)	4,945,123
Other assets	108,006	(942,757)
Accounts payable and accrued expenses	468,974	(1,116,512)
Due to securities broker	3,391,781	(438,043)
Obligations for securities sold	5,635,642	(1,463,838)
Net cash used in operating activities	(2,964,148)	(1,274,404)
Cash flows from investing activities:		
Cash distributions from Justice Investors	1,974,470	3,262,896
Other investments	-	(250,000)
Net cash provided by investing activities	1,974,470	3,012,896
Cash flows from financing activities:		
Dividends paid	(367,091)	(367,091)
Net cash used in financing activities	(367,091)	(367,091)
Net (decrease) increase in cash and cash equivalents	(1,356,769)	1,371,401
Cash and cash equivalents at the beginning of the period	1,480,271	108,870
Cash and cash equivalents at the end of the period	$ 123,502	$ 1,480,271
Supplemental information:		
Income taxes paid, net of refunds	$ 776,618	$ 500,000
Margin interest paid	$ 53,377	$ 118,173

See accompanying notes to financial statements.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Description of Business

As of June 30, 2003, Santa Fe Financial Corporation ("Santa Fe") owns approximately 68.8% of the outstanding common shares of Portsmouth Square, Inc. ("Portsmouth" or the "Company"). Portsmouth's primary source of revenue is from its 49.8% interest in Justice Investors, a California limited partnership in which Portsmouth serves as both a general and limited partner. Justice Investors owns the land, improvements and leaseholds at 750 Kearny Street, San Francisco, California, commonly known as the Holiday Inn Financial District/Chinatown. Justice Investor's most significant income source is a lease between the partnership and Felcor Lodging Trust, Inc. for the hotel portion of the property. In addition, the partnership derives income from the lease of the garage portion of the property to Evon Garage Corporation. The Company also derives revenue from management for actively managing the hotel as a general partner and from the investment of its cash and securities assets.

Cash Equivalents

The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

Investment in Marketable Securities

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading securities with all unrealized gains and losses on the Company's investment portfolio recorded through the income statement.

Due to Securities Broker

Various securities brokers have advanced funds to the Company for the purchase of marketable securities under standard margin agreements.

Obligations for Securities Sold

Obligations for securities sold represents the fair market value of shares sold with the promise to deliver that security at some future date and the fair market value of shares underlying the written call options with the obligation to deliver that security when and if the option is exercised. The obligation may be satisfied with current holdings of the same security or by subsequent purchases of that security. Unrealized gains and losses from changes in the obligation are included in the income statement.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, marketable securities, amounts due to securities broker and obligations for securities sold approximates fair value.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company's primary source of revenue is from its 49.8% interest in Justice Investors, a limited partnership which owns and leases a hotel in San Francisco, California, in which the Company is both a general and a limited partner. The Company accounts for its investment in Justice Investors under the equity method.

Basic Earnings per Share

Basic earnings per share are calculated based upon the weighted average number of common shares outstanding during each fiscal year. As of June 30, 2003 and June 30, 2002, the Company did not have any potentially dilutive securities outstanding; and therefore, does not report diluted earnings per share.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred income taxes are determined using the liability method. A deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates. Deferred tax expense is the result of changes in the amount of deferred income taxes during the period.

Recently Issued Accounting Standards

In November 2002, The Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), which requires elaborating on the disclosures that must be made by a guarantor in its financial statements about its obligations under certain guarantees. It also requires that a guarantor recognize, at the inception of certain types of guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 were required at December 31, 2002 and the recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002. The application of FIN 45 did not have a material impact on the Company.

In January 2003, The Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. FIN 46 defines variable interest entities as a corporation, partnership, trusts, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. The application of FIN 46 did not have a material impact on the Company.

In April 2003, The Financial Accounting Standards Board (FASB) issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (FAS 149). FAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS 133. The new guidance amends FAS 133 for decisions made: (a) as part of the Derivatives Implementation Group process that effectively required amendments to FAS 133, (b) in connection with other Board projects dealing with financial instruments, and (c) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an "underlying" and the characteristics of a derivative that contains financing components. The amendments set forth in FAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. FAS 149 is generally effective for contracts entered into or modified after June 30, 2003 (with a few exceptions) and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. FAS 149 did not have a material impact on the Company's financial statements.

Statement of Financial Standards No. 150, Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity, which establishes standards for how an issuer is to classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments that would previously have been classified as equity as liabilities (or as assets in some circumstances). Specifically, FAS 150 requires that financial instruments issued in the form of shares that are mandatorily redeemable; financial instruments that embody an obligation to repurchase the issuer's equity shares or are indexed to such an obligation; or financial instruments that embody an unconditional obligation or a conditional obligation that can be settled in certain ways be classified as liabilities. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 25, 2003. Management has evaluated the impact of this statement and has determined that there will be no material effect on the Company's financial position or results of operation.

NOTE 2 - INVESTMENT IN JUSTICE INVESTORS

The Company's principal source of revenue is derived from its 49.8% interest in Justice Investors, a California limited partnership ("Justice Investors"), in which the Company serves as one of the two general partners. The other general partner, Evon Garage Corporation ("Evon"), serves as the managing general partner. As a general and limited partner, Portsmouth has significant control over the management and operation of the assets of Justice Investors. All significant partnership decisions require the active participation and approval of both general partners. The Company and Evon jointly consult and determine the amount of partnership reserves and the amount of cash to be distributed to the limited partners.

The partnership derives most of its income from a lease of its San Francisco, California hotel property to Felcor Lodging Trust, Inc. ("Felcor") and from a lease of the garage portion of the property to Evon. As a general partner, the Company is active in monitoring and overseeing the operations of the hotel and parking garage. The Company also derives revenue from management fees for actively managing the hotel. Investment in Justice Investors is recorded on the equity basis.

Pursuant to the terms of the partnership agreement, voting rights of the partners are determined according to the partners' entitlement to share in the net profit and loss of the partnership. The Company is not entitled to any additional voting rights by virtue of its position as a general partner. The partnership agreement also provides that no portion of the partnership real property can be sold without the written consent of the general and limited partners entitled to more than 72% of the net profit.

The compensation agreement for the general partners of Justice Investors provides that the general partners are entitled to receive compensation equal to 3% of the annual gross rents of the partnership. From the first $150,000 of compensation payable to the general partners, $120,000 is payable to Evon Garage Corporation and $30,000 is payable to Portsmouth as the other general partner. Any compensation in excess of the $150,000 is to be split 50/50 between the general partners. The partnership makes monthly advances of $10,000 to Evon and $2,500 to Portsmouth with any balance adjusted at the end of the year based on annual gross revenues. For the twelve months ended June 30, 2003 and 2002, the Company received $30,000 in management fees from Justice Investors.

The Company amortizes the difference between the cost basis of its investment in Justice Investors and its share of net assets in Justice Investors over 40 years.

For the Company's investment in Justice, to the extent that projected future undiscounted cash flows from the operation of the Company's hotel property are less than the carrying value of the asset, the investment would be considered permanently impaired and the carrying value of the asset would be reduced to its fair value.

NOTE 2 - INVESTMENT IN JUSTICE INVESTORS (Continued)

JUSTICE INVESTORS
CONDENSED BALANCE SHEET

As of June 30,		2003
Assets		
Total current assets	$	126,360
Property, plant and equipment, net of accumulated depreciation of $12,589,362		5,622,698
Land		1,124,128
Loan fees and deferred lease costs, net of accumulated amortization of $256,918		53,570
Total assets	$	6,926,756
Liabilities and partners' capital		
Total current liabilities	$	49,419
Long term debt		3,687,312
Partners' capital		3,190,025
Total liabilities and partners' capital	$	6,926,756

CONDENSED STATEMENTS OF OPERATIONS

For the twelve months ended June 30,		2003		2002
Revenues	$	3,970,868	$	5,180,311
Costs and expenses		(873,097)		(843,187)
Net income	$	3,097,771	$	4,337,124

NOTE 3 - INVESTMENT IN MARKETABLE SECURITIES AND OTHER INVESTMENTS

The Company's investment in marketable securities consists primarily of corporate equities. The Company has also invested in corporate bonds and income producing securities, which may include interests in real estate based companies, where financial benefit could inure to its shareholders through income and/or capital gain.

The Company also invests, with the approval of the Securities Investment Committee, in unlisted companies, through private placements. These investments in non-marketable securities are carried at cost on the Company's balance sheet as part of other investments and are reviewed for impairment on a periodic basis. As of June 30, 2003, the Company had investments in unlisted companies (other investments) of $300,000 with a reserve for loss on other investments totaling $100,000. The investment is presented net of the reserve and is disclosed on the balance sheet as other investments.

For other investments, the Company reviews the investment's operating results, financial position and other relevant factors to determine whether there has been a permanent impairment in the carrying value of other investments. If an impairment is determined to exist, the carrying value or the investment is reduced to its estimated fair value.

As of June 30, 2003, the Company had investments in marketable equity securities of $14,792,901. The following table shows the composition of the Company's marketable securities portfolio by selected industry groups as of June 30, 2003.

Industry Group	Market Value	% of Total Investment Securities
Electric, pipelines, oil and gas	$ 5,006,146	33.7%
Semiconductor, software, internet and computer	2,732,364	18.5%
Telecommunications	2,130,707	14.4%
Airlines and defense	1,134,451	7.7%
Chemicals, materials metals and mining	822,582	5.6%
Apparel, food and consumer goods	750,430	5.1%
Insurance	704,213	4.8%
REITs, lodging, home builders and hotels	624,169	4.2%
Other	887,839	6.0%
	$ 14,792,901	100.0%

NOTE 3 - INVESTMENT IN MARKETABLE SECURITIES (Continued)

As part of the investment strategies, the Company may assume short positions against its long positions in marketable securities. Short sales are used by the Company to potentially offset normal market risks undertaken in the course of its investing activities and/or to provide additional return opportunities. The Company has no naked short positions. As of June 30, 2003, the Company had obligations for securities sold (equities short) of $5,758,002.

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading with net unrealized gains or losses included in earnings.

Included in the net gains on marketable securities of $1,691,219 for the twelve months ended June 30, 2003 are net unrealized gains of $3,173,308 and net realized losses of $1,482,089. Included in the net losses on marketable securities of $4,325,517 for the twelve months ended June 30, 2002 are net unrealized losses of $1,515,189 and net realized losses of $2,810,328.

NOTE 4 - INCOME TAXES

The provision for income taxes benefit (expense) consists of the following:

For the year ended June 30,	2003	2002
Federal		
Current	$ (84,799)	$ 29,941
Deferred	(623,914)	1,158,891
	(708,713)	1,188,832
State		
Current	(119,464)	(37,922)
Deferred	(88,899)	61,000
	(208,363)	23,078
	$ (917,076)	$ 1,211,910

NOTE 4 - INCOME TAXES (Continued)

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

For the year ended June 30,	2003	2002
Statutory federal tax rate	34.0%	34.0%
State income taxes, net of federal tax benefit	5.8%	6.0%
Other	(0.9%)	(0.6%)
	38.9%	39.4%

The components of the Company's deferred tax assets and (liabilities) as of June 30, 2002 are as follows:

Capital loss carryforward	$	1,379,663
Unrealized gains on marketable securities		(1,094,687)
State taxes		(48,900)
Net deferred tax asset	$	236,076

As of June 30, 2003, the Company had net capital losses available for carryforward for income tax purposes totaling $3,278,344. The carryforward expires in varying amounts through 2006.

NOTE 5 - SEGMENT INFORMATION

The Company operates in two reportable segments, the operation of Justice Investors and the investment of its cash and securities assets. These two operating segments, as presented in the financial statements, reflect how management internally reviews each segment's performance. Management also makes operational and strategic decisions based on this same information.

Information below represents reported segments for the years ended June 30, 2003 and 2002. Operating income from Justice Investors consist of the operations of the hotel and garage included in the equity in net income of Justice Investors. Operating income (losses) for investment transactions consist of net investment gains (losses) and dividend and interest income.

NOTE 5 - SEGMENT INFORMATION (Continued)

Year ended June 30, 2003	Justice Investors	Investment Transactions	Other	Total
Operating income	$ 1,567,714	$ 1,795,846	$ -	$ 3,363,560
Operating expenses	-	(534,536)	-	(534,536)
Net operating income	1,567,714	1,261,310	-	2,829,024
General and administrative expenses	-	-	(498,743)	(498,743)
Other income	-	-	40,143	40,143
Income tax expense	-	-	(917,076)	(917,076)
Net income (losses)	$ 1,567,714	$ 1,261,310	$ (1,375,676)	$ 1,453,348
Total assets	$ 1,079,466	$ 14,992,901	$ 1,082,139	$ 17,154,506

Year ended June 30, 2002	Justice Investors	Investment Transactions	Other	Total
Operating income (loss)	$ 2,159,887	$ (4,512,165)	$ -	$ (2,352,278)
Operating expenses	-	(228,373)	-	(228,373)
Net operating income (loss)	2,159,887	(4,740,538)	-	(2,580,651)
General and administrative expenses	-	-	(543,052)	(543,052)
Other income	-	-	48,114	48,114
Income tax benefit	-	-	1,211,910	1,211,910
Net income (loss)	$ 2,159,887	$ (4,740,538)	$ 716,972	$ (1,863,679)
Total assets	$ 1,486,222	$ 2,538,716	$ 2,546,914	$ 6,571,852

NOTE 6 - RELATED PARTY TRANSACTIONS

Certain shared costs and expenses, primarily administrative salaries, rent and insurance are allocated among the Company, the Company's parent, Santa Fe Financial Corporation ("Santa Fe"), and The InterGroup Corporation ("InterGroup"), parent of Santa Fe, based on management's estimate of the pro rata utilization of resources. For the years ended June 30, 2003 and 2002, these expenses were approximately $85,328 and $126,450, respectively. Four of the Company's Directors serve as directors of InterGroup and three of the Company's Directors serve on the Board of Santa Fe.

As Chairman of the Securities Investment Committee, the Company's President and Chief Executive Officer, John V. Winfield, directs the investment activity of the Company in public and private markets pursuant to authority granted by the Board of Directors. Mr. Winfield also serves as Chief Executive Officer and Chairman of Santa Fe and InterGroup and oversees the investment activity of those companies. Depending on certain market conditions and various risk factors, the Chief Executive Officer, his family, Santa Fe and InterGroup may, at times, invest in the same companies in which the Company invests. The Company encourages such investments because it places personal resources of the Chief Executive Officer and his family members, and the resources of Santa Fe and InterGroup, at risk in connection with investment decisions made on behalf of the Company.

FORWARD-LOOKING STATEMENTS AND PROJECTIONS

The Company may from time to time make forward-looking statements and projections concerning future expectations. When used in this discussion, the words "estimate," "project," "anticipate" and similar expressions, are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, such as the impact of terrorism and war on the national and international economies, including tourism and securities markets, general economic conditions and increased competition in the hotel industry in the San Francisco area, partnership distributions, securities markets, litigation and other factors, including natural disasters, and those discussed below, that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to those forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RESULTS OF OPERATIONS

The Company's principal source of revenue continues to be derived from its 49.8% ownership interest in the Justice Investors limited partnership, in which Portsmouth serves as one of the general partners. The Company also received income from the investment of its cash and securities assets. The partnership derives most of its income from a lease of its hotel property to Felcor and from a lease with Evon Garage Corporation.

Fiscal Year Ended June 30, 2003 Compared to Fiscal Year Ended June 30, 2002

The Company had net income of $1,453,348 for the fiscal year ended June 30, 2003 as compared to a net loss of $1,863,679 for the fiscal year ended June 30, 2002. This change was primarily attributable to the Company's net gains from marketable securities in fiscal 2003 compared to net losses in fiscal 2002 as well as an impairment loss taken in fiscal 2002 related to other investments. This increase was partially offset by the decrease in equity in net income of Justice Investors and an increase in margin interest and trading expenses.

The decrease in equity in net income of Justice Investors to $1,567,714 in fiscal 2003 from $2,159,887 in fiscal 2002 was primarily attributable to the inclusion of approximately $300,000 from an arbitration settlement payment from the hotel lessee in fiscal 2002 and a decline in hotel revenues of approximately 13.3%. Average daily room rates declined to approximately $90 in fiscal 2003 from approximately $115 in fiscal 2002. Although average monthly occupancy rates increased modestly to approximately 67% from 62% in fiscal 2002, the increase was not sufficient to offset the decline in average daily room rates. A combination of factors continued to impact the hotel operations. First, the San Francisco Bay Area has been very slow to recover from the devastating impact that the terrorist attacks of September 11, 2001 had on tourism and the hospitality industry. Second, the weak economy in the Bay Area, as result of the failure of numerous internet and technology companies, coupled with corporate relocations, has decreased business travel. Third, the hotel has faced increased competition from new properties and from higher end properties that have cut room rates in an effort to capture a share of a declining market. Based on industry reports, management is expecting a slow recovery in the San Francisco hotel marketplace.

Net gains/losses on marketable securities changed to net gains of $1,691,219 for the year ended June 30, 2003 from net losses of $4,325,517 for the year ended June 30, 2002. This was due to the significant appreciation in the market value of the Company's investment portfolio during the year. For the year ended June 30, 2003, the Company had net unrealized gains of $3,173,308 and net realized losses of $1,482,089. For the fiscal year ended June 30, 2002, the Company had net unrealized losses of $1,515,189 and realized losses of $2,810,328. In the fourth quarter of 2002, the Company recorded an impairment loss of $250,000 in other investments. No impairment loss was recorded in 2003. Gains and losses on marketable securities and other investments may fluctuate significantly from period to period in the future and could have a significant impact on the Company's net income. However, the amount of gain or loss on marketable securities and other investments for any given period may have no predictive value and variations in amount from period to period may have no analytical value. For a more detailed description of the composition of the Company's marketable securities please see the Marketable Securities section below.

Dividend and interest income increased to $104,627 from $63,352 as a result of the Company investing in more income yielding securities. Margin interest and trading expenses increased to $534,536 from $228,373 primarily due to the $411,355 performance bonus granted to the Company's CEO based on the results of the Company's investment portfolio for the fiscal year ended June 30, 2003. The increase was offset by the decrease in margin interest expense to $53,377 from $118,173. The decrease in margin interest expense was due to the maintenance of lower average daily margin balances in 2003.

Income taxes changed to tax expense of $917,076 from tax benefit of $1,211,910 due to income generated in the current year.

Marketable Securities

As of June 30, 2003, the Company had investments in marketable equity securities of $14,792,901. The following table shows the composition of the Company's marketable securities portfolio by selected industry groups as of June 30, 2003.

Industry Group	Market Value	% of Total Investment Securities
Electric, pipelines, oil and gas	$ 5,006,146	33.7%
Semiconductor, software, internet and computer	2,732,364	18.5%
Telecommunications	2,130,707	14.4%
Airlines and defense	1,134,451	7.7%
Chemicals, materials metals and mining	822,582	5.6%
Apparel, food and consumer goods	750,430	5.1%
Insurance	704,213	4.8%
REITs, lodging, home builders and hotels	624,169	4.2%
Other	887,839	6.0%
	$ 14,792,901	100.0%

The Company's investment portfolio is diversified with 102 different equity positions. Only two individual equity securities comprise more than 5% of the equity value of the portfolio, with the largest being 5.6%. The amount of the Company's investment in any particular issuer may increase or decrease, and additions or deletions to its securities portfolio may occur, at any time. While it is the internal policy of the Company to limit its initial investment in any single equity to less than 5% of its total portfolio value, that investment could eventually exceed 5% as a result of equity appreciation or reduction of other positions. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date.

LIQUIDITY AND SOURCES OF CAPITAL

The Company's cash flows are primarily generated through its general and limited partnership interest in the Justice Investors limited partnership, which derives its income from its lease with Felcor and a lease with Evon. In addition to its monthly limited partnership distributions from Justice Investors, the Company also receives monthly management fees as a general partner. The Company also derives revenue from the investment of its cash and securities assets.

As a result of the significant decline in partnership revenues due to the slowdown in the San Francisco area economy, increased competition and the continuing impact that the terrorist attacks of September 11, 2001, and the uncertain geopolitical situation, have had on tourism and the hospitality industry, Justice Investors cut partnership distributions by 20% in May of 2002 and eliminated its special year-end partnership distribution in December 2002. Effective March 2003, a further reduction of 5% in partnership distributions was made, which decreased Portsmouth's monthly distribution to $158,962. As a result, cash distributions received from Justice Investors decreased to $1,974,470 in 2003 from $3,262,896 in 2002. The limited partners were advised that, if hotel revenues do not meet budget projections, further reductions in the monthly distributions would have to be made in the future.

The general partners of Justice Investors continue to review and analyze the operations of the hotel on a monthly basis to determine an appropriate monthly distribution. In August 2003, Justice Investors determined that a further reduction in partnership distributions was appropriate due to the continuing poor performance of the hotel operation, costs advanced for the construction of the spa, new meeting rooms, the relocation of the hotels administrative offices and other anticipated expenses. Effective with the September 2003 distribution through December 2003, monthly partnership distributions will be cut an additional 50% reducing Portsmouth's monthly distribution amount to $79,480. Justice Investors also determined that it would not borrow against its line of credit to support partnership distributions. The general partners will continue to closely monitor the operating results and partnership expenses and will make appropriate adjustments to partnership distributions as required.

Portsmouth does not consider Felcor and Evon, the two significant lessees of the hotel property, to be a credit risk. Evon has been the garage lessee since the property became operational and has never missed a rent payment in over thirty years of operations. The garage is subleased by Evon to Ampco Parking, a major parking garage operating company. Felcor Lodging Trust, Inc. is a public company listed on the New York Stock Exchange (NYSE: FCH) and is one of the largest real estate investment trusts in the United States. Portsmouth monitors Felcor's public filings on a regular basis. The hotel lease provides for significant minimum annual rent of $2,500,000. There is no indication that Felcor will not be able to meet its rental obligations in the future. As a general partner in Justice Investors, Portsmouth also works with the managing general partner in overseeing Felcor's compliance with the other provisions of its lease.

In July 2002, Justice Investors entered into a lease with Tru Spa, LLC, which was amended effective January 1, 2003. The lease premises consist of approximately 5,400 square feet of space on the lobby level of the hotel for the construction and operation of a health and beauty spa. The term of the lease is for ten years commencing with the opening of the spa on June 1, 2003, with a five year option to extend the term. The spa lease provides for minimum monthly rent of $11,925, additional rent of $2,072 (up to a total of $250,000 to help defray certain relocation construction costs) and other tenant fees. Under the terms of the spa lease, Justice was responsible for up to $1,497,586 in leasehold improvements, which were paid using the partnership's line of credit. As of June 30, 2003, the outstanding balance on the partnership's line of credit was $3,687,000. It is expected that the spa lease will be essentially revenue neutral to the partnership, but should help the hotel to be more competitive in a difficult marketplace by providing greater amenities to its guests.

The Company has invested in short-term, income-producing instruments and in equity and debt securities when deemed appropriate. The Company's marketable securities are classified as trading with unrealized gains and losses recorded through the statement of operations.

The hotel industry in San Francisco was particularly hard hit by the impact that the terrorist attacks had on tourism and the hospitality industry in general. The impact of those attacks, coupled with the uncertain geopolitical situation, the slow down in the Bay Area economy and increased competition have made for a very challenging environment. Because of this, the economic recovery in the Bay Area has lagged behind that of many other cities. Although the Company has suffered a significant decline in revenues and partnership distributions as a result of those events, management believes that the net cash flow generated from future operating activities and its capital resources will be adequate to meet its current and future obligations.

The Company has no off balance sheet arrangements. The Company also does not have any material contractual obligations or commercial commitments.

IMPACT OF INFLATION

Hotel room rates are typically impacted by supply and demand factors, not inflation, since rental of a hotel room is usually for a limited number of nights. Room rates can be, and usually are, adjusted to account for inflationary cost increases. To the extent that the hotel lessee is able to adjust room rates, there should be minimal impact on partnership revenues due to inflation. Partnership revenues are also subject to interest rate risks, which may be influenced by inflation. For the two most recent fiscal years, the impact of inflation on the Company's income is not viewed by management as material.

CRITICAL ACCOUNTING POLICIES

The Company reviews its long-lived assets and other investments for impairment when circumstances indicate that a potential loss in carrying value may have occurred. For the Company's investment in Justice, to the extent that projected future undiscounted cash flows from the operation of the Company's hotel property are less than the carrying value of the asset, the investment would be considered impaired and the carrying value of the asset would be reduced to its fair value. For other investments, the Company reviews the investment's operating results, financial position and other relevant factors to determine whether the estimated fair value of the asset is less than the carrying value of the asset.

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading with net unrealized gains or losses included in earnings.

MARKET FOR PORTSMOUTH'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Portsmouth's common stock is traded over-the-counter on the OTC Bulletin Board under the trading symbol: PRSI. The following table sets forth the range of high and low sale prices for Portsmouth's common stock as of the end of each full quarterly period for the fiscal years ended June 30, 2003 and June 30, 2002.

Fiscal 2003	High	Low
First Quarter (7/1 to 9/30)	$ 24.75	$ 20.50
Second Quarter (10/1 to 12/31)	$ 23.25	$ 21.15
Third Quarter (1/1 to 3/31)	$ 21.21	$ 18.50
Fourth Quarter (4/1 to 6/30)	$ 21.00	$ 18.50

Fiscal 2002	High	Low
First Quarter (7/1 to 9/30)	$ 21.50	$ 21.10
Second Quarter (10/1 to 12/31)	$ 22.00	$ 22.20
Third Quarter (1/1 to 3/31)	$ 25.50	$ 22.00
Fourth Quarter (4/1 to 6/30)	$ 25.00	$ 21.00

HOLDERS

As of January 9, 2004, the approximate number of holders of record of the Company's common stock was 227. Such number of owners was determined from the Company's shareholders records and does not include beneficial owners of the Company's common stock whose shares are held in the names of various brokers, clearing agencies or other nominees. There are approximately 355 beneficial shareholders of the Company's common stock.

DIVIDENDS

On January 13, 1982, the Board of Directors established a regular semi-annual dividend of $0.25 per share payable on March 1 and September 1 to shareholders on record at February 1 and August 1, respectively. These regular semi-annual dividends have been declared and paid at the established intervals since September 1, 1982. On July 18, 2003, the Board of Directors declared a special dividend in the amount of $0.25 per share payable on September 2, 2003 to shareholders of record as of August 1, 2003. The declaration of that special dividend was attributable to the success of the Company's securities investment portfolio for the fiscal year ended June 30, 2003. Based on the Company's financial results for the fiscal year then ended, its future capital and corporate needs and other factors, the Board will consider in each July the declaration of such future special dividends, if any, in such amount as it may deem appropriate. The Company will review and modify its dividend policy as needed to meet such strategic and investment objectives as may be determined by the Board of Directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Portsmouth has no securities authorized for issuance under equity compensation plans.

Board of Directors and Executive Officers

JOHN V. WINFIELD
Chairman of the Board, President, and Chief Executive Officer
Portsmouth Square, Inc., Santa Fe Financial Corporation and The InterGroup Corporation

WILLIAM J. NANCE
Director
Certified Public Accountant and Private Consultant (real estate and banking); President, Century Plaza Printers, Inc.

JEROLD R. BABIN
Director
Retail Securities Broker; First Vice President, Wachovia Securities

DAVID T. NGUYEN
Treasurer and Controller
Certified Public Accountant

JOSEF A. GRUNWALD
Director
Industrial, commercial and residential real estate developer; Chairman PDG N.V. (Belgium) and President I.B.E. Services S.A. (Belgium), an International trading company

JOHN C. LOVE
Director
Certified Public Accountant; International Hospitality and Tourism Consultant; Hotel Broker

MICHAEL G. ZYBALA
Vice President, Secretary and General Counsel
Portsmouth Square, Inc. and Santa Fe Financial Corporation; Assistant Secretary and Counsel, The InterGroup Corporation

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ANNUAL REPORT ON FORM 10-KSB

A copy of the Company's Annual Report for the fiscal year ended June 30, 2003 to the Securities and Exchange Commission on Form 10-KSB may be obtained upon written request to:

Michael G. Zybala, Secretary
Portsmouth Square, Inc.
820 Moraga Drive
Los Angeles, California 90049

The Company's fiscal 2003 Form 10-KSB and Quarterly Reports on Form 10-QSB are also available through the Securities and Exchange Commission's web site (http://www.sec.gov).

AUDITORS
PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles, California 90071

STOCK TRANSFER AGENT
U.S. Stock Transfer Corporation
1745 Gardena Avenue, Suite 200
Glendale, California 91204-2991
(818) 502-1404; (800) 835-8778
Website: www.usstock.com